PHOENIX MOTOR INC.
1500 Lakeview Loop
Anaheim, CA 92807

February 3, 2022

Division of Corporate Finance

Office of Manufacturing
United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng/ John Cash Perry Hindin/ Anne Parker

Re:	Phoenix Motor Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 24, 2022 File No. 333-261384

Dear Ladies and Gentlemen,

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of February 1, 2022 with respect to the Amendment No. 2 to Registration Statement on Form S-1 (the “S-1”) filed on January 24, 2022 by Phoenix Motor Inc. (the “Company”). For your convenience, the text of the Staff’s comment is set forth below followed by the Company’s response.

Amendment No. 2 to Form S-1 filed January 24, 2022

Summary Compensation Table, page 76

1.	Please update to provide information for the year ended December 31, 2021.

Company Response: In response to the above comment, we have updated the Summary Compensation Table by providing information for the year ended December 31, 2021 in our amended filing.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email me at 909-987-0815, joem@phoenixmotorcars.com. Thank you for your time and attention to this filing.

Sincerely,

Phoenix Motor Inc.

/s/ Joseph R. Mitchell
Name: Joseph R. Mitchell
Title: Chief Executive Officer